Exhibit 99.1

HUYA Inc. Announces Termination of Merger Agreement with DouYu

GUANGZHOU, China, July 12, 2021 /PRNewswire/ — HUYA Inc. (NYSE: HUYA) (“Huya” or the “Company”), a leading game live streaming platform in China, today announced that according to the announcement posted by the State Administration for Market Regulation of the People’s Republic of China (the “SAMR”) on July 10, 2021, the SAMR decided to prohibit the proposed merger (the “Merger”) between Huya and DouYu International Holdings Limited (“DouYu”) following SAMR’s antitrust review (the “SAMR Decision”). Huya fully respects and will abide by the SAMR Decision, and will comply with all regulatory requirements, and conduct its businesses in accordance with the applicable laws and regulations.

In light of the SAMR Decision, on July 12, 2021, Huya, Tiger Company Ltd., a wholly owned subsidiary of Huya, DouYu, and Nectarine Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited, entered into a termination agreement, pursuant to which the Agreement and Plan of Merger, dated October 12, 2020, by and among the same parties (the “Merger Agreement”), including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect.

Huya previously announced that, in accordance with the terms of the Merger Agreement, its board of directors approved a cash dividend in an aggregate amount of US$200,000,000 (the “Cash Dividend”) to be paid on or around the date of the closing of the Merger and in no event later than 20 days after the closing of the Merger to the holders of ordinary shares of Huya whose names appear on Huya’s register of members as of the close of business on certain record date after the date when the required DouYu shareholder approval is obtained and prior to the closing of the Merger. In consideration of the termination of the Merger, Huya’s board of directors approved the cancellation of the Cash Dividend.

Concurrently, Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Linen”), and affiliates of Mr. Rongjie Dong entered into a termination agreement on July 12, 2021, pursuant to which the Share Transfer Agreement, dated October 12, 2020, by and among the same parties with respect to the purchase by Linen of 1,970,804 Class B ordinary shares of Huya from affiliates of Mr. Rongjie Dong, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

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